Change Healthcare Inc.

3055 Lebanon Pike, Suite 1000

Nashville, TN 37214

August 14, 2020

Ms. Brittany Ebbert and Ms. Christine Dietz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Change Healthcare Inc.

Form 10-K for the fiscal year ended March 31, 2020

Filed June 4, 2020

File No. 001-38961

Dear Ms. Ebbert and Ms. Dietz:

Change Healthcare Inc. (the “Company”) is responding to the comment letter of the Staff of the Securities and Exchange Commission (the “SEC” or “Commission”) dated August 5, 2020 concerning the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding our response.

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We note you performed an interim goodwill impairment test due to the expected impacts of COVID-19 on your financials results. Please tell us whether you also evaluated your intangible assets balance for recoverability due to this significant adverse change in the business climate. Refer to guidance in ASC 350-30-35-14 and ASC 360-10-35-21(c). In addition, please revise to include your intangible asset impairment policy in your financial statement footnotes.

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company evaluated our intangible assets balance for recoverability in accordance with ASC 350-30-35-14 and ASC 360-10-35-21(c) as well as in accordance with the Company’s accounting policy for long-lived assets, as described in footnote 3 to the financial statements for the year ended March 31, 2020. Specifically, the Company concluded the carrying amount of its intangible assets balance was recoverable through its undiscounted cash flows. Additionally, the Company respectfully advises the Staff we disclosed that COVID-19 did not result in events or circumstances that would require adjustment to the carrying value of assets and liabilities, other than goodwill, in footnote 1. Our disclosure in footnote 1 is as follows, with italics added herein for emphasis:

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Change Healthcare Inc.

3055 Lebanon Pike, Suite 1000

Nashville, TN 37214

On March 11, 2020, the World Health Organization declared the current coronavirus (“COVID-19”) outbreak to be a global pandemic. In response to this declaration and the rapid spread of COVID-19 within the U.S., federal, state and local governments throughout the country have imposed varying degrees of restrictions on social and commercial activity to promote social distancing in an effort to slow the spread of the illness. These measures have led to weakened conditions in many sectors of the economy, including a decline in healthcare transaction volumes that are integral to the Company’s business.

While COVID-19 had a limited impact on the Company’s results of operations for the year ended March 31, 2020, the Company expects the COVID-19 outbreak to have an adverse impact on its financial results in future periods. As a result of this change in financial outlook, the Company recognized a non-cash impairment charge during the fourth quarter of the year ended March 31, 2020, as detailed in Note 9, Goodwill and Intangible Assets. The Company is not presently aware of events or circumstances arising from COVID-19 that would require it to revise the carrying value of any other of its assets or liabilities, nor does the Company expect the impacts of COVID-19 to cause it to be unable to comply with its debt covenants or meet its other contractual obligations.

We advise the Staff that the Company intended the Long-Lived Assets policy disclosure on Page 114 of the Annual Report on Form 10-K for the year ended March 31, 2020 to address impairment of intangible assets. However, in future annual reports on Form 10-K, the Company will explicitly include the Company’s policy for evaluating its intangible asset balance for impairment within the Goodwill and Intangible Assets section of our Significant Accounting Policies footnote (we advise the Staff that the Significant Accounting Policies footnote of the Company’s unaudited condensed interim financial statements does not typically include a Goodwill and Intangible Assets section). The Company plans to add the following disclosure to the Goodwill and Intangible Assets section in its Annual Report on Form 10-K for the year ended March 31, 2021:

The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. The Company recognizes an impairment loss only if the carrying amount is not recoverable through undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

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Change Healthcare Inc.

3055 Lebanon Pike, Suite 1000

Nashville, TN 37214

If you have any additional questions or comments, please do not hesitate to contact me at 404-338-3136 or fredrik.eliasson@changehealthcare.com.

Very truly yours,

/s/ Fredrik Eliasson

Fredrik Eliasson

Executive Vice President, Chief Financial Officer

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